AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT APPLICABLE TO

THE ASSET TRANSFER PROGRAM (“ATP”)

This Endorsement is part of your Contract and its provisions apply instead of any Contract provisions to the contrary.

This Endorsement amends Part II (“Investment Options”), Part III (“Contributions and Allocations”) and Part IV (“Transfers Among Investment Options”) of your Contract.

In this Endorsement “we”, “our” and “us” mean AXA Equitable Life Insurance Company, and “you” and “your” mean the Owner.

This endorsement governs transfers to and from the ATP Investment Option as described below.

I.	Applicability of this ATP Endorsement

Because you have the Guaranteed Minimum Income Benefit with Guaranteed Withdrawal Benefit for Life Conversion Rider (“GMIB Rider”), you are subject to the Asset Transfer Program (ATP) described below. If you terminate your GMIB Rider on or after the Guaranteed Withdrawal Benefit for Life Conversion Effective Date or the Last GMIB Exercise Date, and you have elected the “Greater of” Guaranteed Minimum Death Benefit (GMDB) Rider, the ATP continues to operate as described in this endorsement if you retain your GMDB, however, the ATP will use your GMDB Benefit Base for all calculations, beginning on the Transaction Date of the GMIB Rider termination. Under the ATP, we may transfer amounts between your Annuity Account Value in the Variable Investment Options and the ATP Investment Option (“ATP Transfer.”) In accordance with this endorsement, you may not contribute or transfer amounts to the ATP Investment Option.

II.	Definitions

A.	ATP Investment Option: The ATP Investment Option is the [AXA Ultra Conservative Strategy Investment Option] unless we designate a different Investment Option as provided below in Section III E.

B.	ATP Transfer: A transfer to or from the ATP Investment Option as a result of the ATP Formula and Transfer Amount Formula described below.

C.	Contract Monthiversary: Contract Monthiversary means the same date of the month as the Contract Date.

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D.

Valuation Day: A Valuation Day occurs on each Contract Monthiversary. On each Valuation Day we calculate and determine, based on the ATP Formula and Transfer Amount Formula described below, whether an ATP Transfer is required. If the Contract Monthiversary is not a Business Day, the Valuation Day will be on the next Business Day. For Contracts with a Contract Date after the [28th ] day of any month, the Valuation Day will be on the first Business Day of the following month. In the [twelfth] month of the Contract Year, the Valuation Day will be on the Contract Date Anniversary. When the Valuation Day is a Contract Date Anniversary and the Contract Date Anniversary occurs on a day other than a Business Day, the Valuation Day will be the Business Day immediately preceding the Contract Date Anniversary.

E.	Off Cycle Valuation Day: An Off Cycle Valuation Day means the day a transfer is made out of the GIO into a Variable Investment Option. On an Off Cycle Valuation Day, we apply the ATP Formula and Transfer Amount Formula and make any required transfer as described in Section III below for Valuation Days. Amounts transferring out of any dollar cost averaging program do not cause an Off Cycle Valuation. Regardless of when during a month an Off Cycle Valuation Day occurs, a Valuation Day will again occur on the Contract Monthiversary. A transfer out of the GIO that occurs on a Valuation Day does not trigger a separate Off Cycle Valuation. For purposes of the Off Cycle Valuation, the ATP Formula and Transfer Amount Formula will use the Contract value of the Investment Options as of the previous Business Day.

F.	GMIB Rider: References herein to the GMIB Rider include reference to the Guaranteed Withdrawal Benefit for Life (“GWBL”) provisions that apply under the Rider on and after the GWBL Conversion Effective Date. References to the GMIB Benefit Base in any formula described in this endorsement include the GWBL Benefit Base on and after the GWBL Conversion Effective Date. If you have the “Greater of” GMDB Rider and you terminate your GMIB Rider on or after the Guaranteed Withdrawal Benefit for Life Conversion Effective Date, or the Last GMIB Exercise Date, references to the GMIB Benefit Base in any formula described below are replaced by reference to your GMDB Benefit Base if you retain your GMDB.

III.	Terms and Conditions

We determine on each Valuation Day and any Off Cycle Valuation Day whether to make a transfer, and the amount of any transfer, based on the non-discretionary formulas set forth below. The formulas monitor the relationship between the Annuity Account Value and the GMIB Benefit Base.

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A.	ATP Formula: The ATP Formula is designed to monitor the ratio between the total Annuity Account Value and the GMIB Benefit Base. The ATP Formula described below produces the Contract Ratio on each Valuation Day. The Contract Ratio formula is:

Contract Ratio = 1 – (AAV / BB)

where

AAV = your Annuity Account Value on the Valuation Day, and

BB = your GMIB Benefit Base on the Valuation Day.

Transfer Points: The Contract Ratio is compared to the transfer points described below to determine whether an ATP Transfer is required. On the Contract Date the Minimum Transfer Point is [10%] and the Maximum Transfer Point is [30%]. Beginning on the first Contract Date Anniversary, the Minimum and Maximum Transfer Points are each increased by [2%] on each Contract Date Anniversary until the [20th ] Contract Date Anniversary. On and after the [20th ] Contract Date Anniversary, the Minimum Transfer Point is [50%] and the Maximum Transfer Point is [70%] for the life of the Contract. The Minimum Transfer Point during a Contract Year is increased on each Valuation Day by an amount equal to the difference between the Minimum Transfer Point as of your last Contract Date Anniversary (or in the first Contract Year, your Contract Date) and your next Contract Date Anniversary divided by 12 and then multiplied by N where N equals the number of completed months that have passed since the Contract Date Anniversary. The Maximum Transfer Point during a Contract Year is increased in the same manner.

Off Cycle Valuations apply the Transfer Points for the most recent Valuation Day.

Appendix 1 to this Endorsement shows the Transfer Points applicable to each Contract Year under the Contract.

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On any Valuation Day, transfers into or out of the ATP Investment Option may be triggered as follows:

1.	If the Contract Ratio on the Valuation Day is equal to or greater than the Maximum Transfer Point, 100% of the Annuity Account Value that is not invested in the GIO, Special [Money Market] DCA Account and ATP Investment Option is transferred into the ATP Investment Option.

2.	If the Contract Ratio on the Valuation Day exceeds the Minimum Transfer Point but is less than the Maximum Transfer Point, amounts may transfer either into or out of the ATP Investment Option, in accordance with the Transfer Amount Formula, depending on how much is already in the ATP Investment Option, the GIO and the Special [Money Market] DCA Account.

3.	If the Contract Ratio on the Valuation Day is equal to or less than the Minimum Transfer Point, any Annuity Account Value in the ATP Investment Option will be transferred out.

B.	Transfer Amount Formula

On your Contract Date, no amounts are allocated to the ATP Investment Option. The Transfer Amount Formula calculates the amount that must be transferred into or out of the ATP Investment Option.

For purposes of the ATP Transfer Amount Formula described below, amounts allocated to the Guaranteed Interest Option (“GIO”) and Special [Money Market] Dollar Cost Averaging Account (“Special [Money Market] DCA Account”) are considered to be fixed investment options, and, as a result, are excluded from amounts transferred into the ATP Investment Option.

The Transfer Amount Formula applies a three step calculation.

Step 1: Determine the ATP %. The Transfer Amount Formula first determines the target percentage of the Annuity Account Value that must be in the ATP Investment Option after the ATP Transfer as follows:

ATP% =	Contract Ratio – Minimum Transfer Point
Maximum Transfer Point – Minimum Transfer Point

where

ATP% = The required percentage of Annuity Account Value in the ATP Investment Option, the GIO and the Account for Special [Money Market] Dollar Cost Averaging after the ATP Transfer. This calculation has a 0% floor and a 100% cap.

Contract Ratio = The Contract Ratio calculated on the Valuation Day.

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Minimum Transfer Point = The Minimum Transfer Point on the Valuation Day.

Maximum Transfer Point = The Maximum Transfer Point on the Valuation Day.

Step 2: Determine the Required Amount: Then, the required amount in the ATP Investment Option after the ATP Transfer is determined as follows:

ATP Amount = (ATP% * Total Annuity Account Value)—amount in GIO—amount in Special [Money Market] Dollar Cost Averaging Account.

The ATP Amount cannot be less than zero dollars.

Step 3: Determine the Transfer Amount: Finally, the Transfer Amount Formula determines the Transfer Amount as follows:

Transfer Amount = (ATP Amount) – (Amount currently in ATP Investment Option)

The Transfer Amount is the amount that must be transferred either into or out of the ATP Investment Option.

If the Transfer Amount is positive and meets the Minimum Transfer Threshold, it will be transferred into the ATP Investment Option. If the Transfer Amount is negative and meets the Minimum Transfer Threshold, it will be transferred out of the ATP Investment Option.

The Minimum Transfer Threshold is the greater of (i) [1%] of AAV or (ii) [$1,000]. If the Transfer Amount is less than the Minimum Transfer Threshold, the ATP Transfer will not be processed. If the Transfer Amount is greater than or equal to the Minimum Transfer Threshold, the ATP Transfer will be processed. The Minimum Transfer Threshold will not apply if 100% of the AAV is being transferred between the ATP Investment Option and the other Variable Investment Options.

C.	How The Transfer Amount is Reallocated under an ATP Transfer and the ATP Exit Option

ATP Transfers into the ATP Investment Option will be transferred pro rata out of all Variable Investment Options. No amounts will be transferred out of either the GIO or the Special [Money Market] DCA Account.

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ATP Transfers out of the ATP Investment Option will be allocated among the Variable Investment Options that are included in the Allocation Instructions on file. Any amount that would have been allocated to the GIO instead will be pro-rated among the Variable Investment Options based on the allocation instructions on file other than the GIO. No amounts will be allocated to the Special [Money Market] DCA Account.

D.	Effect of Subsequent Contributions

If a subsequent contribution is processed on a Valuation Day, it will be subject to the ATP Formula and the Transfer Amount Formula on that day. If a subsequent contribution is processed between Valuation Days, the amount contributed will become subject to the ATP Formula and the Transfer Amount Formula on the upcoming Valuation Day or any Off Cycle Valuation Day, if earlier.

E.	Right to Substitute an Investment Option for the ATP Investment Option

The following text is added to Section 2.04 of your Contract: We may substitute another Investment Option for the ATP Investment Option that has a different name or investment manager provided it has a similar investment policy.

F.	ATP Exit Option

[After the [first] Contract Year,] [once] each [Contract Year] until your Last GMIB Exercise Date (as described in your GMIB Rider), you may request a transfer out of the ATP Investment Option of all your Annuity Account Value then held in the ATP Investment Option. A partial transfer out of the ATP Investment Option is not permitted. If we receive an ATP Exit Option request on either a Valuation Day or an Off Cycle Valuation Day, we will process that request on the following Business Day. If there are no amounts in the ATP Investment Option on the day we receive your ATP Exit Option request or on the following Business Day if the day we receive your request was a Valuation Day or an Off Cycle Valuation Day, we will not process your request and it will not count towards your allowance of [one] ATP Exit Option request per [Contract Year.]

When your ATP Exit Option request is processed, the GMIB Benefit Base may be reduced to the New Benefit Base (“New BB”) if required by the following formula:

New BB =	(1 – [3%]) x AAV	- Prorated Rollup Amount net of withdrawals
(1- Min Transfer Point + Rider Charge)

where

New BB = The new value to which the GMIB Benefit Base, GMDB Rollup Benefit Base and the GMDB Highest Anniversary Value Benefit Base, if applicable, will be adjusted to if this value is less than the current value of the respective Benefit Bases.

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AAV = AAV as of the day prior to an ATP Exit Option Transfer.

Min Transfer Point = The Minimum Transfer Point as of the next Valuation Day.

Rider Charge = The sum of the Rider Charge percentages for both the GMIB and GMDB Benefits.

Prorated Rollup Amount net of Withdrawals = Prorated Rollup Amount from the last Contract Date Anniversary to the next Valuation Day + Prorated Rollup Amount for contribution(s) in that Contract Year as of the next Valuation Day—Contract Year to Date Withdrawals up to the Annual Withdrawal Amount. The Prorated Rollup Amount net of Withdrawals will not be less than zero.

If the GMIB Benefit Base is adjusted, there is no effect on the Deferral Rollup Amount, the Annual Rollup Amount and the Annual Withdrawal Amount until the next Contract Date Anniversary.

G.	Effect of Rebalancing on the ATP

Any rebalancing of the Annuity Account Value under which amounts are transferred out of the GIO will trigger an Off Cycle ATP Transfer on such Off Cycle Valuation Day.

H.	Effect of Withdrawals

We will subtract your withdrawals on a pro-rata basis from your Annuity Account Value in the Variable Investment Options (including any amounts allocated to the ATP Investment Option) and the GIO. If there is insufficient value or no value in the in the Variable Investment Options (including any amounts allocated to the ATP Investment Option) and the guaranteed interest option, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from the Account for Special [Money Market] DCA.

I.	Termination of this Endorsement

Upon termination of your GMIB with Guaranteed Withdrawal Benefit for Life Conversion Rider, this endorsement will terminate, unless GMIB is terminated on or after the GWBL Conversion Effective Date or the Last GMIB Exercise Date under your Contract and you have elected the “Greater of” GMDB Rider and that rider is not terminated on or after such dates.

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We may terminate this Endorsement and the limitations provided under it at any time. If we terminate this Endorsement we will provide advance written notice to you.

If this endorsement terminates, any amounts in the ATP Investment Option will be reallocated among your Investment Options as described in Section III C.

AXA EQUITABLE LIFE INSURANCE COMPANY

[/s/ Mark Pearson	[/s/ Karen Field Hazin
Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer]	Secretary and Associate General Counsel]

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Appendix 1—Transfer Points for each Contract Year under your Contract

[

Contract Date Anniversary	Min Transfer Point	Max Transfer Point	Contract Date Anniversary	Min Transfer Point	Max Transfer Point
Contract Date	10%	20%	11th	32%	42%
1st	12%	22%	12th	34%	44%
2nd	14%	24%	13th	36%	46%
3rd	16%	26%	14th	38%	48%
4th	18%	28%	15th	40%	50%
5th	20%	30%	16th	42%	52%
6th	22%	32%	17th	44%	54%
7th	24%	34%	18th	46%	56%
8th	26%	36%	19th	48%	58%
9th	28%	38%	20th and later	50%	60%
10th	30%	40%

]

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